UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number 0-30314

PORTAGE BIOTECH INC.
(Translation of registrant's name into English)

6 Adelaide St. East, Suite 300

Toronto, Ontario, Canada M5C 1H6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F [X]      Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [  ]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________

Entry into a Material Definitive Agreement

On June 24, 2021, Portage Biotech Inc. (the "Company") entered into an Underwriting Agreement (the "Underwriting Agreement") with Cantor Fitzgerald & Co., as representative of the several underwriters, for a public offering (the "Offering") of 1,000,000 ordinary shares, without par value (the "Shares"). The public offering price for each Share was $23.00.  In addition, the Company granted the underwriters a 30-day option to purchase up to an additional 150,000 Shares at the same price. The gross proceeds to the Company from the Offering are $23,000,000 before underwriting discounts and commissions and other estimated offering expenses, or $26,450,000 if the underwriters exercise in full their option.

The Underwriting Agreement includes customary representations, warranties and covenants by the Company and customary conditions to closing, obligations of the parties and termination provisions.  Additionally, under the terms of the Underwriting Agreement, the Company has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of these liabilities.

The Shares will be issued pursuant to a shelf registration statement that the Company filed with the Securities and Exchange Commission, which became effective on March 8, 2021 (File No. 333-253468). A preliminary prospectus supplement relating to the Offering was filed on June 23, 2021, and a final prospectus supplement relating to the Offering will be filed on June 24, 2021. The closing of the Offering is expected to take place on or about June 28, 2021, subject to the satisfaction of customary closing conditions.

A copy of the Underwriting Agreement is attached hereto as Exhibit 1.1 and is incorporated herein by reference. The foregoing description of the material terms of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

A copy of the legal opinion and consent of Forbes Hare relating to the legality of the issuance of the Shares is attached hereto as Exhibit 5.1.

Other Events

The Company issued a press release on June 23, 2021, announcing the launch of the Offering, and on June 24, 2021, announcing the pricing of the Offering. The press releases are attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

The following exhibits are filed with this report:

1.1	Underwriting Agreement, dated as of June 24, 2021 the Company, Cantor Fitzgerald & Co. and Oppenheimer & Co. Inc.
5.1	Opinion of Forbes Hare
23.1	Consent of Forbes Hare (included in Exhibit 5.1)
99.1	Press release dated June 23, 2021, regarding the launch of the Offering
99.2	Press release dated June 24, 2021, regarding the pricing of the Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 24, 2021

PORTAGE BIOTECH INC.

By:	/s/ Ian Walters MD
Ian Walters MD
Chief Executive Officer